

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Mr. Larry G. Swets, Jr.
President and Chief Executive Officer
Kingsway Financial Services, Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario, Canada M4V 1K9

> **Re:** **Kingsway Financial Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-15204**

Dear Mr. Swets:

We have reviewed your September 30, 2013 response to our September 17, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 11 Intangible Assets, page 69

1. Please refer to prior comment 1. Please provide the information in your response as proposed disclosure to be included in future periodic filings, particularly your basis for concluding that the renewal rights have an indefinite useful life. Also, explain to us your basis for using undiscounted cash flows in evaluating impairment of this non-amortizing intangible asset, particularly your consideration of ASC 350-30-35-18.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant